06005557

X-17A-5

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C.
209
SECTION

8-17885

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Crest Securities Inc.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box. No.)

111 S.W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland	**OR**	**97204**
(City)		

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Shank, Chief Financial Officer — **(503) 248-0721**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1300 S.W. Fifth Avenue, Suite 3800	**Portland**	**OR**	**97201**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pacific Crest Securities, Inc., as of 12/31/05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel R Shank

Daniel R. Shank
Chief Financial Officer

OFFICIAL SEAL
MARY M. HANSCHAR
NOTARY PUBLIC-OREGON
COMMISSION NO. 389800
MY COMMISSION EXPIRES APRIL 6, 2009

Mary M. Hanschar
Notary Public
MY COMMISSION EXPIRES 4-6-09

This report contains (check all applicable boxes):**

X	(a)	**Facing page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

***For Conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

KPMG

PACIFIC CREST SECURITIES INC.

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

PACIFIC CREST SECURITIES INC.

Table of Contents

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report

The Board of Directors
Pacific Crest Securities Inc.:

We have audited the accompanying statement of financial condition of Pacific Crest Securities Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Crest Securities Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Portland, Oregon
February 21, 2006

PACIFIC CREST SECURITIES INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	276,858
Securities owned:		
Marketable		27,220
Nonmarketable		5,050
Due from clearing agent		19,514,642
Property and equipment, net		494,970
Prepaid expenses and other		441,765
Deposit with clearing organization		100,000
Notes receivable from employees		1,974,708
Receivables from noncustomers		1,789,426
Deferred tax asset		39,623
	$	24,664,262

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	9,568,939
Market value of securities sold, not yet purchased		46,490
Deferred tax liability		—
Total liabilities		9,615,429
Commitments and contingencies		
Stockholders' equity:		
Common stock, Class A, no par value. Authorized 10,000,000 shares; issued and outstanding 3,077,950 shares		—
Common stock, Class B, limited-voting, no par value. Authorized 10,000,000 shares; issued and outstanding 863,500 shares		2,107,165
Notes receivable from stockholders		(409,425)
Retained earnings		13,351,093
Total stockholders' equity		15,048,833
	$	24,664,262

See accompanying notes to statement of financial condition.

(1) General Information and Significant Accounting Policies

Pacific Crest Securities Inc. (the Company) is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, and securities brokerage services, all of which have an impact on the Company's financial condition.

(a) Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting. Investment banking fees are recognized as payments are received.

(b) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities principally relate to accrued compensation expense for book purposes which is not currently deductible for tax purposes, and the use of accelerated depreciation on property and equipment for tax purposes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Securities Valuation

Marketable securities owned and securities sold, but not yet purchased consist of corporate stock and are stated at market value, with changes therein reflected in the results of operations.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2005, not readily marketable securities consist of warrants and stock at an estimated fair value of $5,050.

(d) Cash Equivalents

Cash equivalents consist of money market funds which are stated at cost, which approximates market value.

(Continued)

(e) ***Due from Clearing Agent***

Amounts due from clearing agent are recorded at the invoiced amount and do not bear interest. The Company believes that all amounts are collectible and therefore has not recorded an allowance for doubtful accounts. No amounts were written off as a result of nonpayment of amounts due from clearing agent during the year ended December 31, 2005. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) ***Property and Equipment***

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

(g) ***Stock Option Plan***

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25*, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

On December 16, 2004, the FASB finalized SFAS No. 123R, *Share Based Payments*, which will be effective for annual reporting periods for nonpublic companies beginning after December 15, 2005. The Company will adopt this Statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company estimates that the adoption of Statement 123R will not have a material impact on the Company's results of operations.

(Continued)

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $10,293,978, which was $9,656,049 in excess of its required net capital of $637,929. The Company's ratio of aggregate indebtedness to net capital was .93 to 1 at December 31, 2005.

(4) Profit Sharing Plans

The Company has two qualified profit sharing and 401(k) plans (the Plans). Eligible employees may make voluntary contributions to the Plans up to 100% of their total compensation. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions.

(5) Leases

The Company has noncancelable operating leases, which expire at various dates during the next five years, including leased premises for its Portland, Boston and California operations. The estimated future minimum lease payments are $827,177, $776,160, $543,133, $217,219, and $73,284 for the years ending 2006 to 2010, respectively.

During 2003, the Company ceased use of the California office space. The Company subleased the space for the remaining lease term, ending June 23, 2005. At the cease use date, the Company accrued the remaining lease payments (less sublease income) of approximately $130,000. Monthly rental income for the office space is $5,316. Rental income was $30,567 for the year ended December 31, 2005.

(6) Stockholders' Equity

The board of directors has the authority to issue preferred stock in one or more series and to determine the relative rights and preferences of the preferred stock. The Class B common stock has limited voting rights whereby the Class B common stockholders have no right to vote on any matter except as otherwise required by the Oregon Business Corporation Act. Upon dissolution of the Company the Class B common stockholders share equally with the Common Stockholders in the net assets.

(Continued)

(7) Phantom Stock Awards

Under the terms of the Directors Compensation Program, certain directors are awarded shares of phantom stock. Each share provides the holder the opportunity to earn a cash award equal to the fair market value of the Company's stock. The shares vest only upon sale of the Company, thus no compensation expense has been recognized on the awards to date.

(8) Notes Receivable from Stockholders

The Company has sold shares of common stock for notes receivable. These notes are due and payable at various dates and bear interest at various rates. The notes are full recourse notes. Some of the notes are from employees and contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven.

(9) Stock Option Plan

In March 1997, the Company adopted the 1997 Stock Option Plan (the Plan) whereby a total of 2,000,000 shares of common stock have been reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over five years with 25% of the options granted becoming exercisable after two years, and the remaining 75% vesting ratably over the following three years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are generally equal to the fair market value of the shares at the date of grant.

At December 31, 2005, there were 677,630 additional shares available for grant under the Plan. No options were granted in 2005.

Stock option activity during the periods indicated is as follows:

	Numbers of shares	Weighted average exercise price
Balance at December 31, 2004	638,380	$ 1.24
Granted	—	
Exercised	(87,250)	1.02
Forfeited	(9,000)	0.93
Balance at December 31, 2005	542,130	1.28

At December 31, 2005, the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.77 – $3.00 and 4 years, respectively. At December 31, 2005, the number of options exercisable was 492,130, and the weighted average exercise price of those options was $1.18.

(10) Stock Restriction Agreement

Under the terms of a stock restriction agreement, the Company shall have the first option to repurchase, on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by a stockholder. Upon death, termination of employment, or disability of a stockholder, the Company also shall have the first option to repurchase on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by the stockholder.

(11) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(12) Commitments and Contingencies

(a) Litigation

The Company is a defendant in various civil actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position or liquidity of the Company.

(b) Letter of Credit

The Company has a stand by letter of credit for performance under a lease for office space with a bank in the amount of $72,500.

(13) Property and Equipment

Property and equipment consist of the following at December 31, 2005:

Furniture	$	589,493
Equipment		723,169
Leasehold improvements		663,880
		1,976,542
Less accumulated depreciation and amortization		(1,481,572)
	$	494,970

(14) Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2005, the Company had no subordinated borrowings outstanding.

(15) Notes Receivable from Employees

Notes receivable from employees in the amount of $1,974,708 represents loans to 11 employees to assist in funding the purchase of the Company's stock from their self-directed 401(k) plan. The notes receivable from employees are secured by all common stock of the Company owned. In addition, the Company has full recourse to the employees for payment. The notes are due in 2010 and bear interest at 4%, payable annually. The notes call for annual principal payments related by formula to dividend distributions made by the Company.

(16) Subsequent Events

Effective January 1, 2006, the Company and its shareholders elected treatment as an S Corporation under Section 1362 of the Internal Revenue Code. Generally, the election permits the income of the S Corporation to be taxed to the shareholders of the corporation rather than to the corporation itself. However, the Company is liable for tax imposed on built-in gains of the assets and liabilities of the corporation on the date of election. Built-in gains are the differences between fair market value and tax basis of the Company's assets and liabilities. The tax applies when certain assets or liabilities are sold or realized for income tax purposes within the ten years following the effective date of the election. Anything disposed of subsequent to the ten-year holding period would not be subject to the built-in gains tax.

The Company made a distribution to shareholders on February 1, 2006 in the aggregate amount of $2,963,799.